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         January 12, 2023

       Suzette Long
       Chief Legal Officer
       Caterpillar Inc.
       510 Lake Cook Road, Suite 100
       Deerfield, Illinois 60015

                                                        Re: Caterpillar Inc.
                                                            Annual Report on
Form 10-K
                                                            Filed February 16,
2022
                                                            File No. 001-00768

       Dear Suzette Long:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Technology
       cc:                                              Nikki Puza